UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of relevant information dated December 19, 2013 regarding acquisition of Banco Bilbao Vizcaya Argentaria (Panamá), S.A.

Item1

RELEVANT INFORMATION

Grupo Aval Acciones y Valores S.A. informs that after having obtained all necessary approvals and satisfied conditions to closing, the company has completed an acquisition of 100% of the direct and indirect participation of BBVA in Banco Bilbao Vizcaya Argentaria (Panamá), S.A. (BBVA Panamá), through Leasing Bogotá S.A., Panamá, a subsidiary of Banco de Bogotá S.A. The participation of BBVA in BBVA Panamá represents 98.92%.

The adjusted total price of the transaction was approximately US$ 505 million.

Bogotá, December 19, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel